

11022526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38547

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___July 1, 2010___ AND ENDING ___June 30, 2011___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Isbin Investments, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5775 Wayzata Boulevard, Suite 700
　　　　　　　　　　　　(No. and Street)

Saint Louis Park	Minnesota	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira M. Isbin　　　　　　　　　　　　　　　　　　　　　　952-525-2224
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
　　　　　　　(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard	Minneapolis	MN	55405
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Ira M. Isbin _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Isbin Investments, Inc. _____ , as
of _____ June 30, 2011 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

SANDRA S. DEMARS
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [✓] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Isbin Investments, Inc.

Financial Statements
and Supplementary Information

June 30, 2011

Isbin Investments, Inc.

CONTENTS

I

Lurie Besikof Lapidus —
& Company, LLP

Independent Auditor's Report

The Director
Isbin Investments, Inc.
Saint Louis Park, Minnesota

We have audited the accompanying statement of financial condition of Isbin Investments, Inc. (the Company) as of June 30, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Isbin Investments, Inc. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

August 16, 2011

phone	612.377.4404
fax	612.377.1325
address	2501 Wayzata Boulevard Minneapolis, MN 55405
website	www.lblco.com



Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation Support
LBL Leadership Consulting | Entrepreneurial Services | China Strategies Consulting | LBL Technology Partners

Isbin Investments, Inc.

Statement of Financial Condition

June 30	2011
ASSETS	
Cash and Cash Equivalents	$283,278
Marketable Securities, at fair value	8,303
Prepaid Expenses	867
Property and Equipment, net of accumulated depreciation of $19,876	2,800
Total Assets	**$295,248**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued Expenses	$ 5
Stockholder's Equity	295,243
Total Liabilities and Stockholder's Equity	**$295,248**

See notes to financial statements.

Isbin Investments, Inc.

Statement of Income

Year Ended June 30	2011
Revenue	
Commissions and fees	$ 72,706
Trading gain	10,885
Interest and dividends	5,733
Total Revenue	89,324
Expenses	
Compensation and benefits	22,880
Clearing fees	11,787
Occupancy	11,631
Other	32,310
Total Expenses	78,608
Net Income	$ 10,716

See notes to financial statements.

Isbin Investments, Inc.

Statement of Changes in Stockholder's Equity

Description	Common Stock * Shares	Amount	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance, June 30, 2010	10,000	$ 100	$ 87,650	$ 196,777	$ 284,527
Net income	–	–	–	10,716	10,716
Balance, June 30, 2011	**10,000**	**$ 100**	**$ 87,650**	**$ 207,493**	**$ 295,243**

* 100,000 shares authorized - $.01 par value.

See notes to financial statements.

Isbin Investments, Inc.

Statement of Cash Flows

Year Ended June 30		2011
Operating Activities		
Net income	$	10,716
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,914
Changes in operating assets and liabilities:		
Marketable securities		3,052
Accrued expenses		(29)
Net Cash Provided by Operating Activities		18,653
Net Increase in Cash and Cash Equivalents		18,653
Cash and Cash Equivalents		
Beginning of year		264,625
End of year	$	283,278

See notes to financial statements.

Isbin Investments, Inc.

Notes to Financial Statements

1. The Company and Summary of Significant Accounting Policies

The Company

Isbin Investments, Inc. (the Company) is a securities broker/dealer registered with the Securities and Exchange Commission and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily executes over-the-counter security trades for clients in the midwestern United States and may engage in private placements.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Cash and cash equivalents are maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Valuation of Investments and Income Recognition

Marketable securities are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Unrealized gains and losses are included in income. Commission income and related expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Property and Equipment

Property and equipment, consisting of office furniture and equipment, are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over periods prescribed by the Internal Revenue Service which do not result in significantly different amounts than under accounting principles generally accepted in the United States of America.

Income Taxes

The Company is generally no longer subject to federal and state income tax examinations by tax authorities for years before 2007.

2. Off - Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker, who carries all the customer accounts and maintains the related records. The Company is liable to the clearing broker for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable to fulfill their contractual obligations. A clearing account deposit of approximately $12,000 is maintained to ensure the performance of obligations under the agreement. The deposit is included in cash equivalents.

Isbin Investments, Inc.

Notes to Financial Statements

3. Fair Value Measurements

Accounting principles generally accepted in the United States of America (GAAP) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2	Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities are considered Level 1 assets measured at fair value based on unadjusted quoted market prices. There have been no changes in the methodologies used at June 30, 2011 and 2010.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Lease

The Company leases its office facility under a one year lease. The lease automatically renewed on March 1, 2011. Effective September 1, 2011, the office facility will be under a month-to-month lease. The lease requires monthly payments of approximately $1,000. Rent expense was $11,631.

Isbin Investments, Inc.

Notes to Financial Statements

5. **Net Capital Requirement and Exemption**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at June 30, 2011, the net capital ratio was .00002 to 1 and net capital was $290,331, which exceeded the minimum net capital requirement by $190,331.

   The Company is exempt from rule 15c3-3 under exemptive provision (k)(2)(ii) of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

6. **Income Taxes**

   The Company has a federal and state net operating loss carryforward of approximately $79,000 each, which will expire through 2029. Federal and state net operating loss carryforwards of $17,588 were utilized during the year ended June 30, 2011. The deferred tax asset related to net operating loss carryforwards at June 30, 2011, was approximately $19,600 and was fully reserved with a valuation allowance due to the uncertainty of utilizing the tax asset. The valuation allowance decreased $4,300 from the 2010 valuation allowance.

7. **Subsequent Events**

   Management has evaluated subsequent events through August 16, 2011, the date at which the financial statements were available to be issued.

Independent Auditor's Report - Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Director
Isbin Investments, Inc.
Saint Louis Park, Minnesota

We have audited the accompanying financial statements of Isbin Investments, Inc. as of and for the year ended June 30, 2011, and have issued our report thereon dated August 16, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

August 16, 2011

phone	612.377.4404
fax	612.377.1325
address	2501 Wayzata Boulevard Minneapolis, MN 55405
website	www.lblco.com



Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation Support
LBL Leadership Consulting | Entrepreneurial Services | China Strategies Consulting | LBL Technology Partners

Isbin Investments, Inc.

Computation of Net Capital

June 30	2011
Net Capital	
Stockholder's equity	$ 295,243
Deductions:	
Haircut on securities	(1,245)
Nonallowable items:	
Prepaid expenses	(867)
Property and equipment, net of accumulated depreciation	(2,800)
Net Capital	**$ 290,331**
Basic Net Capital Requirement	
Net Capital	$ 290,331
Minimum net capital required	(100,000)
Excess Net Capital	**$ 190,331**
Aggregate Indebtedness	
Liabilities	$ 5
Ratio of Aggregate Indebtedness to Net Capital	**0.00002**
Reconciliation to the Company's Computation included in Part II of Form X-17a-5 as of June 30, 2011	
Net capital as reported by the Company	$ 290,331
Net audit adjustments	-
Net Capital	**$ 290,331**

See independent auditor's report on supplementary information.

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Director
Isbin Investments, Inc.
Saint Louis Park, Minnesota

In planning and performing our audit of the financial statements of Isbin Investments, Inc. (the Company) as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone	612.377.4404
fax	612.377.1325
address	2501 Wayzata Boulevard Minneapolis, MN 55405
website	www.lblco.com



Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation Support
LBL Leadership Consulting | Entrepreneurial Services | China Strategies Consulting | LBL Technology Partners

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by there charged with governance. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on August 16, 2011.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

August 16, 2011